# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JBAAM Acquisition Corp II, CIK 0002133917
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 39 West 37th Street, New York, New York (NY), 10018
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002095417

## Reporting persons
- Weksler Andrew P.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,000,000; shared voting power 0; sole dispositive power 60,000,000; shared dispositive power 0; aggregate amount beneficially owned 60,000,000 (100% of the class)
  Comment: (1) Consists of (i) 10,000,000 shares of Common Stock directly held and (ii) 50,000,000 shares of Common Stock issuable upon exercise of warrants exercisable at $0.01 per share. Percentage calculated based on 10,000,000 shares of Common Stock outstanding as of October 22, 2026, plus 50,000,000 shares deemed beneficially owned by Mr. Weksler pursuant to Rule 13d-3(d)(1). Mr. Weksler also holds 1,000,000 shares of Series A Super Voting Preferred Stock, which are not convertible into Common Stock and are not reflected in this table.

## Item 1. Issuer
Name of issuer: JBAAM Acquisition Corp II
Address of issuer's principal executive offices: 39 West 37th Street, New York, New York 10018

## Item 2. Person Filing
Name of person filing: Andrew Weksler
Address of principal business office or, if none, residence: 39 West 37th Street, New York, New York 10018
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 60,000,000
Percent of class: 100%
Sole power to vote or to direct the vote: 10,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 60,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Weksler Andrew P.: /s/ Andrew P. Weksler, Andrew P. Weksler (10/22/2026)